Texas Pacific Group

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

September 6, 2006

VIA EDGAR TRANSMISSION

For Commission Use Only

Daniel F. Duchovny

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	PETCO Animal Supplies, Inc.
Preliminary Schedule 14A
Filed on August 11, 2006
File No. 000-23574

Schedule 13E-3
Filed on August 11, 2006
File No. 005-44229

Dear Mr. Duchovny:

In connection with the Preliminary Schedule 14A and Schedule 13E-3 referenced above (as amended from time to time, collectively, the “Filings”) filed with the Securities and Exchange Commission (the “Commission”), each of the undersigned (each, a “Filing Person”) acknowledges that:

•	such Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and

•	staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel F. Duchovny

September 6, 2006

Please contact the undersigned at (817) 871-4000 if there are any questions regarding this matter.

Very truly yours,

TPG ADVISORS V, INC.

By:	/s/ John E. Viola
Name:	John E. Viola
Title:	Vice President

TPG PARTNERS V, L.P.

By:	TPG GenPar V, L.P.,
Its General Partner

By:	TPG Advisors V, Inc.
Its General Partner

By:	/s/ John E. Viola
Name:	John E. Viola
Title:	Vice President